================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                                (Amendment No. 4)
               Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934 and

                                  SCHEDULE 13D
                                (Amendment No. 6)
                    Under the Securities Exchange Act of 1934

                                -----------------

                                GENERAL CABLE PLC
                            (Name of Subject Company)

                           TELEWEST COMMUNICATIONS PLC
                                    (Bidder)

                                -----------------

                 Ordinary Shares, par value (pound)1 per share,
                   represented by American Depositary Shares,
                  each of which represents five Ordinary Shares
                         (Title of Class of Securities)
                     36930Q101 (American Depositary Shares)
                      (CUSIP Number of Class of Securities)

                                -----------------

                                  Victoria Hull
                           Telewest Communications plc
                              Genesis Business Park
                                  Albert Drive
                             Woking, Surrey GU21 5RW
                                 United Kingdom
                               011 44 1483 750 900
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on behalf of Bidder)

                                -----------------

                                   copies to:
                            Jeffrey J. Weinberg, Esq.
                            David S. Lefkowitz, Esq.
                             Weil, Gotshal & Manges
                                 One South Place
                                London, EC2M 2WG
                                     England
                               011 44 171 903 1000

================================================================================

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

CUSIP NO.                              14D-1
36930Q101

------- ---------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON:                            TELEWEST COMMUNICATIONS PLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE
------- ---------------------------------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a) [ ]
                                                                                                    (b) [X]
------- ---------------------------------------------------------------------------------------------------------

   3    SEC USE ONLY
------- ---------------------------------------------------------------------------------------------------------

   4    SOURCES OF FUNDS
        00
------- ---------------------------------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) OR 2(f)
------- ---------------------------------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
        ENGLAND AND WALES
------- ---------------------------------------------------------------------------------------------------------

   7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        146,785,916 ordinary shares*                                                                    [ ]
------- ---------------------------------------------------------------------------------------------------------

   8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                              [ ]
------- ---------------------------------------------------------------------------------------------------------

   9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
        40.2%*
------- ---------------------------------------------------------------------------------------------------------

  10    TYPE OF REPORTING PERSON:
        CO
------- ---------------------------------------------------------------------------------------------------------


* Such 146,785,916 ordinary shares (the "Subject Shares "), par value(pound)1 per share, of General Cable PLC ( "General Cable ") may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act "), by Telewest Communications plc ( "Telewest "), by virtue of the Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998 (the "Agreement "), by and among Telewest, General Cable PLC, Compagnie Generale des Eaux S.A. (now known as Vivendi S.A.) and General Utilities Holdings Limited ( "GUHL "). GUHL is the legal registered owner of the Subject Shares. Pursuant to the terms of the Agreement, GUHL has undertaken to Telewest that if Telewest announces and posts to shareholders an offer to acquire all the outstanding shares of General Cable, all on the terms set forth therein and summarized herein, it will accept such offer in respect of the Subject Shares. Consequently, if such offer is consummated, Telewest would acquire sole voting and sole dispositive power over the Subject Shares. The filing of this Statement shall not be construed as an admission by Telewest that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Subject Shares. See Item 6.


                               (Page 2 of 9 Pages)

CUSIP NO.                              14D-1
36930Q101

------- ---------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON:                            TELE-COMMUNICATIONS INC.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE
------- ---------------------------------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [ ]
                                                                                                       (b) [X]
------- ---------------------------------------------------------------------------------------------------------

   3    SEC USE ONLY
------- ---------------------------------------------------------------------------------------------------------

   4    SOURCES OF FUNDS
        WC
------- ---------------------------------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) OR 2(f)                                                                                 [ ]
------- ---------------------------------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
        DELAWARE
------- ---------------------------------------------------------------------------------------------------------

   7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        146,785,916*
------- ---------------------------------------------------------------------------------------------------------

   8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                                 [ ]
------- ---------------------------------------------------------------------------------------------------------

   9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
        40.2%*
------- ---------------------------------------------------------------------------------------------------------

  10    TYPE OF REPORTING PERSON:
        CO
------- ---------------------------------------------------------------------------------------------------------

* All of the Subject Shares may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by Tele-Communications, Inc. ("TCI") by virtue of TCI's beneficial interest in Telewest and Telewest's interest in such shares pursuant to the Agreement. TCI disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by TCI that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.


                               (Page 3 of 9 Pages)

CUSIP NO.                              14D-1
36930Q101

------- ---------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON:                            MEDIAONE GROUP, INC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE
------- ---------------------------------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [ ]
                                                                                                       (b) [X]
------- ---------------------------------------------------------------------------------------------------------

   3    SEC USE ONLY
------- ---------------------------------------------------------------------------------------------------------

   4    SOURCES OF FUNDS
        WC
------- ---------------------------------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) OR 2(f)                                                                                 [ ]
------- ---------------------------------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
        DELAWARE
------- ---------------------------------------------------------------------------------------------------------

   7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        146,785,916*                                                                                       [ ]
------- ---------------------------------------------------------------------------------------------------------

   8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
------- ---------------------------------------------------------------------------------------------------------

   9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
        40.2%*
------- ---------------------------------------------------------------------------------------------------------

  10    TYPE OF REPORTING PERSON:
        CO
------- ---------------------------------------------------------------------------------------------------------

* All of the Subject Shares may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by MediaOne Group, Inc. ("MediaOne") by virtue of MediaOne's beneficial interest in Telewest and Telewest's interest in such shares pursuant to the Agreement. MediaOne disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by MediaOne that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.


                               (Page 4 of 9 Pages)

This Amendment No. 4 to Tender Offer Statement on Schedule 14D-1 is being filed by Telewest Communications plc, a public limited company organized under the laws of England and Wales ("Telewest"), Tele-Communications, Inc., a Delaware corporation ("TCI"), and MediaOne Group, Inc., a Delaware corporation ("MediaOne"), and relates to the offer (the "Offer") by Telewest to purchase all of the outstanding (a) ordinary shares, par value of (pound)1 per share ("General Cable Shares"), of General Cable PLC ("General Cable") and (b) American Depositary Shares ("General Cable ADSs") of General Cable each representing five General Cable Shares. The Offer is subject to the terms and conditions set forth in the Offer to Purchase/Prospectus, dated June 29, 1998, of Telewest (the "Offer to Purchase"), the disclosure document, dated June 29, 1998, of Telewest (the "Disclosure Document"), the Form of Acceptance, Authority and Election for the General Cable Shares and the Letter of Transmittal for the General Cable ADSs.

This Amendment No. 4 to Tender Offer Statement on Schedule 14D-1 supplements Items 3(b), 5(a -e), 9, 10(f) and 11 of the Schedule 14D-1, filed by Telewest on June 29, 1998, and also constitutes Amendment No. 6 to the Schedule 13D filed by Telewest, TCI and MediaOne relating to General Cable.



Item 3   Past Contacts, Transactions or Negotiations With the Subject Company.

         The response to Item 3(b) is supplemented as follows:

         On August 17, 1998, Telewest issued a Press Release (the "Birmingham Press Release") the text of which is contained in the Prospectus Supplement attached hereto as exhibit (a)(13).

         The Birmingham Press Release is incorporated herein by reference.

Item 5   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         The response to Items 5(a - e) is supplemented as follows:

         On August 17, 1998, Telewest issued a Press Release (the "Illsey Press Release") the text of which is contained in the Prospectus Supplement attached hereto as exhibit (a)(13).

         The Illsley Press Release and the Birmingham Press Release are incorporated herein by reference.

Item 9   Financial Statements of Certain Bidders.

         The response to Item 9 is supplemented as follows:

         On August 20, 1998, Telewest distributed to its shareholders its Interim Report (the "Interim Report") containing its results for the six month period ended June 30, 1998, the text of which is contained in the Prospectus Supplement attached hereto as exhibit (a)(13).

         The Interim Report is incorporated herein by reference.



                               (Page 5 of 9 Pages)

Item 10  Additional Information.

         The response to Item 10(f) is supplemented as follows:

         Telewest has prepared a prospectus supplement dated August 20, 1998, containing the texts of the Birmingham Press Release and the Illsley Press Release, the Interim Report and the text of a press release issued by Telewest on August 19, 1998, relating to acceptance levels, scheduling matters and other issues pertaining to Telewest's offer for the shares of General Cable PLC and the associated pre-emptive issue to Telewest's shareholders to subscribe to new Telewest shares, the text of which is attached hereto as exhibit (a)(13) (the "Prospectus Supplement").

         The Prospectus Supplement is incorporated herein by reference.

Item 11  Material to be Filed as Exhibits:

                    (a)(1) Offer to Purchase/Prospectus of Telewest, dated June 29, 1998. (1)

                    (a)(2) Disclosure Document of Telewest, dated June 29, 1998. (1)

                    (a)(3) Form of Acceptance, Authority and Election for the General Cable Shares. (1)

                    (a)(4)    Form of Letter of Transmittal.(1)

                    (a)(5)    Form of Notice of Guaranteed Delivery.(1)

                    (a)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

                    (a)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

                    (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

                    (a)(9) Text of Press Release issued by Telewest dated June 29, 1998. (2)

                    (a)(10) Text of Press Release issued by Telewest dated August 4, 1998. (2)

                    (a)(11) Letter, dated August 4, 1998, from MediaOne, Tele-Communications International, Inc. and Cox Communications, Inc. to Telewest. (2)

                    (a)(12) Text of Press Release issued by Telewest dated August 19, 1998. (2)

                    (a)(13) Prospectus Supplement issued by Telewest dated August 20, 1998. (3)

                    (b)       Not applicable.

                    (c)(1) Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest, General Cable, Compagnie Generale des Eaux S.A., and GUHL. (1)



                               (Page 6 of 9 Pages)

                    (d)       Not applicable.

                    (e)       See Exhibit (a)(1) above.

                    (f)       Not applicable.



---------

(1) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).
(2) Previously filed.
(3) Filed herewith.











                               (Page 7 of 9 Pages)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 1998



                                  TELEWEST COMMUNICATIONS PLC

                                  By: /s/ Charles Burdick
                                      ----------------------------------------
                                      Name: Charles Burdick
                                      Title: Group Finance Director



                                  TELE-COMMUNICATIONS, INC.

                                  By: /s/ Stephen M. Brett
                                      ----------------------------------------
                                      Name: Stephen M. Brett
                                      Title: Executive Vice President



                                  MEDIAONE GROUP, INC.

                                  By: /s/ Stephen E. Britz
                                      ----------------------------------------
                                      Name: Stephen E. Britz
                                      Title: Assistant Secretary




                               (Page 8 of 9 Pages)

                                EXHIBIT INDEX

Exhibit   Description
-------   -----------

(a)(1)    Offer to Purchase/Prospectus of Telewest, dated June 29, 1998. (1)

(a)(2)    Disclosure Document of Telewest, dated June 29, 1998. (1)

(a)(3) Form of Acceptance, Authority and Election for the General Cable Shares. (1)

(a)(4)    Form of Letter of Transmittal.(1)

(a)(5)    Form of Notice of Guaranteed Delivery.(1)

(a)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

(a)(9)    Text of Press Release issued by Telewest dated June 29, 1998. (2)

(a)(10)   Text of Press Release issued by Telewest dated August 4, 1998. (2)

(a)(11) Letter, dated August 4, 1998, from MediaOne, Tele-Communications International, Inc. and Cox Communications, Inc. to Telewest. (2)

(a)(12)   Text of Press Release issued by Telewest dated August 19, 1998. (2)

(a)(13)   Prospectus Supplement issued by Telewest dated August 20, 1998. (3)

(b)       Not applicable.

(c)(1) Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest, General Cable, Compagnie Generale des Eaux S.A., and GUHL. (1)

(d)       Not applicable.

(e)       See Exhibit (a)(1) above.

(f)       Not applicable.


---------
(1) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).
(2) Previously filed.
(3) Filed herewith.



                               (Page 9 of 9 Pages)